UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

THORNE HEALTHTECH, INC.

(Name of Subject Company)

THORNE HEALTHTECH, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

885260 109

(CUSIP Number of Class of Securities)

Paul Jacobson

Chief Executive Officer

Thorne HealthTech, Inc.

152 W. 57th Street

New York, New York 10019

(929) 251-6321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Philip Oettinger	Rich Mullen
Wilson Sonsini Goodrich & Rosati, P.C.	Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road	One Market Plaza, Spear Tower, Suite 3300
Palo Alto, California 94304	San Francisco, California 94105
(650) 493-9300	(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (which we refer to as this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Thorne HealthTech, Inc., a Delaware corporation (which we refer to as “Thorne”) with the Securities and Exchange Commission (which we refer to as the “SEC”) on September 14, 2023 (as it may be amended or supplemented from time to time, and which we refer to as the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Healthspan Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Healthspan Buyer, LLC, a Delaware limited liability company (which we refer to as “Parent” and together with Purchaser, the “Buyer Parties”), to purchase all of the issued and outstanding shares of Common Stock of Thorne, par value $0.01 per share (which we refer to as the “Shares”) at an offer price of $10.20 per Share, net to the seller in cash, without interest and less any required withholding taxes and any Dividend Adjustment (as defined in the Schedule 14D-9). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Buyer Parties and certain of their affiliates with the SEC on September 14, 2023 (as it may be amended or supplemented from time to time, and which we refer to as the “Offer to Purchase”), and the related form of Letter of Transmittal filed by the Buyer Parties and certain of their affiliates with the SEC on September 14, 2023 (as it may be amended or supplemented from time to time, and which we refer to as the “Letter of Transmittal”), pursuant to the Agreement and Plan of Merger (as it may be amended from time to time, and which we refer to as the “Merger Agreement”), dated August 27, 2023, by and among the Buyer Parties and Thorne. As soon as practicable following the consummation of the Offer, the Merger Agreement provides that Purchaser will be merged with and into Thorne (which merger we refer to as the “Merger”), with Thorne continuing as the surviving corporation.

The following supplemental disclosures (which we refer to as the “Supplemental Disclosures”) should be read in conjunction with the Schedule 14D-9. The purpose of the Supplemental Disclosures is to provide supplemental information concerning the Offer and Merger. Except as described in these Supplemental Disclosures, the information provided in the Schedule 14D-9 remains unchanged. All paragraph headings and page references used herein refer to the headings and pages in the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures or any other amendments, and certain capitalized terms used below, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. The supplemental information is identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Schedule 14D-9. If information in the Supplemental Disclosures differs from or updates information contained in the Schedule 14D-9, then the information in the Supplemental Disclosures is more current and supersedes the different information contained in the Schedule 14D-9. THE SUPPLEMENTAL DISCLOSURES SHOULD BE READ IN CONJUNCTION WITH THE SCHEDULE 14D-9 AND THE SCHEDULE 14D-9 SHOULD BE READ IN ITS ENTIRETY.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements –– Employment Arrangements Following the Transactions” is amended and supplemented as follows:

The paragraph under the caption “Employment Arrangements Following the Transactions” is amended and restated to read as follows:

As of the date of ~~this Schedule 14D-9~~these Supplemental Disclosures, none of Thorne’s executive officers have had any discussions or negotiations, or entered into any agreement, with the Buyer Parties or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the Merger, or the right to purchase or participate in the equity of the Surviving Corporation or one or more of its affiliates. The Merger Agreement provides that from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement and the Effective Time, Parent covenants that it will not, and will cause its affiliates not to, except as approved by the Thorne Board, make or enter into, or commit or agree to enter into, any binding arrangements or other understandings with any director, officer or employee of Thorne (1) regarding any continuing employment or consulting relationship with Thorne or their affiliates from and after the Effective Time;

(2) pursuant to which any such 2) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than such individual is entitled pursuant to the Merger Agreement; or (3) pursuant to which any such individual would agree to provide, directly or indirectly, an equity investment to the Buyer Parties or Thorne or their respective affiliates in connection with the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation — Background of the Offer and the Merger” is amended and supplemented as follows:

The 17th paragraph under the caption “Background of the Offer and the Merger” is amended and restated to read as follows:

On May 5, 2023, the Thorne Board held a virtual meeting with members of management and representatives of Wilson Sonsini and CG in attendance. Representatives of Wilson Sonsini discussed with the Thorne Board considerations with respect to formation of a committee of the Thorne Board in connection with the Thorne Board’s evaluation of a strategic transaction, including whether any committee members would be compensated and the potential scope of authority, such as whether to give any committee the ability to veto any transaction. The Thorne Board then established the Special Committee composed of directors Sarah Kauss and Riccardo Braglia, which were directors that were independent of management and Thorne’s two largest stockholders, Kirin and Mitsui, and would not be compensated for their membership on the Special Committee. The Thorne Board delegated to the Special Committee the authority to explore, evaluate, consider, review, negotiate, and as appropriate, recommend to the Thorne Board for approval the terms and conditions of a potential strategic transaction or alternative thereto, and to authorize and direct Thorne’s management and Thorne and the Thorne Board’s legal counsel, financial advisors, and other representatives and agents to engage in discussions and negotiations in connection with a potential strategic transaction or alternatives thereto. Additionally, the Thorne Board resolved that Thorne would not effectuate a business combination transaction or other similar strategic transaction involving Thorne if it had not first been approved or recommended by the Special Committee, thus giving the Special Committee a veto right over any transaction.

The 18th paragraph under the caption “Background of the Offer and the Merger” is amended and restated to read as follows:

Also on May 5, 2023, the Special Committee held a virtual meeting with both Special Committee members, representatives of Wilson Sonsini and CG and, at the Special Committee’s invitation, certain other members of the Thorne Board and members of management, in attendance. Representatives of CG presented to the Special Committee an overview of CG’s history, team members, and expertise in Thorne’s industry and Thorne’s market segment, an analysis of publicly traded companies in Thorne’s market segment, an overview of the inbound interest from potential counterparties with respect to a strategic transaction with Thorne to date, including the April 6, 2023, proposal from Catterton Asia, the December 8, 2022, proposal from Sponsor A and the April 10, 2023, proposal from Sponsor B, and an outline of a potential process for outreach to third parties to evaluate interest in a strategic transaction with Thorne. Following their presentation, representatives of CG left the meeting, and the Special Committee discussed its potential engagement of CG. Mr. Jacobson then provided an overview of other potential financial advisors that Thorne’s management team had evaluated at the direction of the Thorne Board. Following further discussion, the Special Committee determined to engage CG as its financial advisor based on CG’s qualifications, expertise, reputation, experience, knowledge of Thorne and knowledge of the industry in which Thorne operates, the fact that CG would be able to have some of its most senior advisors actively advising Thorne and the fact that CG would be an independent advisor, and the Special Committee directed management to work with CG to prepare for a process to solicit interest regarding a potential strategic transaction with Thorne. Ms. Kauss was appointed the Chair of the Special Committee. The Special Committee then met in executive session with only the Special Committee and representatives of Wilson Sonsini in attendance and discussed the foregoing and certain other matters relating to Thorne’s consideration of a potential transaction.

The 23rd paragraph under the caption “Background of the Offer and the Merger” is amended and restated to read as follows:

On June 20, 2023, the Special Committee held a virtual meeting with both members of the Special Committee, representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. The Special Committee discussed the potential counterparties to be included in CG’s outreach, including potential strategic and financial sponsor counterparties and the timing and process to enter into customary confidentiality agreements with the counterparties that express an interest in a potential transaction with Thorne, and Thorne’s management team presented to the Special Committee the preliminary long-range plan prepared by management in connection with Thorne’s exploring, evaluating, considering, reviewing and negotiating a potential strategic transaction, which the management team was continuing to finalize.

The 30th paragraph under the caption “Background of the Offer and the Merger” is amended and restated to read as follows:

On July 10, 2023, the Special Committee held a virtual meeting with both members of the Special Committee, representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. Representatives of CG and Wilson Sonsini updated the Special Committee on the status of the outreach to potential counterparties to date, including discussions held with and interest from the potential counterparties and the call between Wilson Sonsini and Kirkland on July 5, 2023. Representatives of CG also discussed with the Special Committee that Catterton Flagship was requesting more meetings with management in preparation to submit an updated proposal for the acquisition of Thorne. The Special Committee then discussed with members of management and CG the date by which potential counterparties would be requested to submit proposals for a strategic transaction with Thorne, and agreed that the date should be August 10, 2023, following Thorne’s announcement of the results of its operations for the quarter ended June 30, 2023, due to Thorne’s strong financial performance during that quarter. The Special Committee also discussed the likelihood that Catterton Flagship would submit a proposal ahead of the bid deadline, and representatives of Wilson Sonsini reviewed with the Special Committee the factors that the Special Committee and the Thorne Board should consider from a fiduciary perspective in evaluating, and determining whether to accept, any received proposal.

The 35th paragraph under the caption “Background of the Offer and the Merger” is amended and restated to read as follows:

On July 27, 2023, the Special Committee held a virtual meeting with both members of the Special Committee, representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. Representatives of CG updated the Special Committee on the status of the ongoing process, including that 16 financial sponsor and seven strategic potential counterparties continued to be actively engaged in the process, one financial sponsor and two strategic potential counterparties ended their participation in the process and in-person or virtual management meetings had been completed or scheduled with the majority of participating counterparties and were pending with the remainder. The Special Committee discussed the status of the ongoing process, the July 21, 2023, proposal from Catterton Flagship, and a proposed response to Catterton Flagship regarding its proposal. The Special Committee directed CG to respond to Catterton Flagship that its proposal fell short of what the Special Committee would find acceptable, but that Thorne would continue to provide Catterton Flagship further diligence materials to enable Catterton Flagship to increase its proposal on price in advance of the August 10, 2023, deadline set for proposals to be submitted in the process. The Special Committee also discussed certain non-material changes to the long- range plan prepared by management and shared with potential counterparties in the process, which were intended to provide additional detail of certain aspects of Thorne’s operating projections, and that the revised long-range plan would be distributed to potential counterparties in the process. The Special Committee then met in executive session with only Ms. Kauss and representatives of Wilson Sonsini in attendance and discussed the foregoing and certain other matters relating to the Special Committee’s consideration of a potential transaction.

The 44th paragraph under the caption “Background of the Offer and the Merger” is amended and restated to read as follows:

On August 15, 2023, the Special Committee held a virtual meeting with both members of the Special Committee, representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance, to discuss the status of the process and the proposals received in the past week. Representatives of CG provided to the Special Committee a summary of the proposals received, and updated the Special Committee that the potential counterparties that did not submit a proposal had declined to continue participating in the process. The Special Committee determined, following discussion with its outside advisors, that other than with respect to price, the proposals from Catterton Flagship and Sponsor C were generally comparable, including with respect to proposed timing to sign a definitive agreement, financing terms and the lack of a financing condition to the closing of a transaction, and that no other potential counterparty was likely to submit a revised proposal that provided greater value to Thorne stockholders than Catterton Flagship or Sponsor C. In particular, there was discussion of the substantial due diligence that both Catterton Flagship and Sponsor C had undertaken to date relative to other potential counterparties, but that Catterton Flagship was likely ahead of Sponsor C in terms of timing and conviction with respect to consummating a transaction, in particular given L Catterton’s substantial familiarity with, and long-term interest in, Thorne. The Special Committee also discussed (a) the proposal from Strategic A and the fact that Strategic A still had substantial due diligence to complete and the likelihood of Strategic A raising price to the level of Catterton Flagship or Sponsor C and ultimately transacting on terms more favorable than as proposed by Catterton Flagship or Sponsor C was low, and (b) the proposals from the other financial sponsors, and that it was unlikely that any of those financial sponsors would improve their proposals to be more favorable than the terms proposed by Catterton Flagship or Sponsor C, including on the basis of feedback from these financial sponsors to date and the fact that none of these financial sponsors had progressed due diligence to the extent of Catterton Flagship or Sponsor C. Following further deliberation, the Special Committee determined that Thorne should focus its efforts on obtaining improved proposals from each of Catterton Flagship and Sponsor C, and directed representatives of CG to reach out to Catterton Flagship and Sponsor C that same day to inform them they were the leading two bidders in the process, that their proposals were not sufficiently differentiated from one another for the Special Committee to move forward with either of them in the manner requested, and that Thorne would make available a draft definitive agreement and was requesting revised proposals, together with a markup of the definitive agreement, by August 18, 2023. The Special Committee also directed representatives of CG to inform other bidders that their participation in the process would be terminated. The Special Committee then met in executive session with only Ms. Kauss and representatives of Wilson Sonsini in attendance and discussed the foregoing and certain other matters relating to Thorne’s consideration of a potential transaction.

The 59th paragraph under the caption “Background of the Offer and the Merger” is amended and restated to read as follows:

On August 23, 2023, the Special Committee held a virtual meeting with both members of the Special Committee, representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. Representatives of Wilson Sonsini updated the Special Committee on the status of the negotiation of the Merger Agreement and the other transaction documents. Representatives of Wilson Sonsini also provided an overview to the Special Committee of the terms and conditions of the “no shop” provisions contemplated by the Merger Agreement. Mr. Jacobson affirmed during the meeting that there had not been any discussions to date between Thorne’s management team and Catterton Flagship regarding the retention or compensation arrangements of any of Thorne’s management team following the closing of the contemplated transactions, and that the management team would not have any such discussions with Catterton Flagship until authorized by the Special Committee or the Thorne Board. The Special Committee then met in executive session with only the Special Committee and representatives of Wilson Sonsini in attendance and discussed the foregoing and certain other matters relating to Thorne’s consideration of a potential transaction.

The 63rd paragraph under the caption “Background of the Offer and the Merger” is amended and restated to read as follows:

Later on August 27, 2023, the Special Committee held a virtual meeting with both members of the Special Committee, representatives of Wilson Sonsini and CG and other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. Representatives of CG presented to the Special Committee and other members of the Thorne Board a summary of the process and counterparty outreach and CG’s financial analysis of the Offer Price. Representatives of Wilson Sonsini then presented to the Special Committee and other members of the Thorne Board a summary of the Special Committee’s and the Thorne Board’s fiduciary duties with respect to a potential sale of Thorne. In this regard, the Special Committee and the other members of the Thorne Board considered Thorne’s stand-alone business opportunities, risks and overall prospects, the process undertaken by Thorne with the assistance of CG and the proposals received from potential counterparties as a result of the process, CG’s financial analysis of the Offer Price and the negotiation process with Catterton Flagship. Representatives of Wilson Sonsini then presented to the Special Committee and the other members of the Thorne Board a summary of the material terms of the Merger Agreement. There was deliberation and discussion ensued. At the request of the Special Committee, a representative of CG then rendered CG’s oral opinion to the Special Committee and the other members of the Thorne Board, subsequently confirmed in writing, that as of that date and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its written opinion, the $10.20 per share price to be received by the holders of Shares (other than the Excluded Shares (as defined in the section of this Schedule 14D-9 captioned Item 4. “The Solicitation or Recommendation—Opinion of Canaccord Genuity LLC.”)) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. For a detailed discussion of CG’s opinion, please see the section of this Schedule 14D-9 captioned Item 4. “The Solicitation or Recommendation—Opinion of Canaccord Genuity LLC.” At the conclusion of the meeting, upon a motion duly made and seconded, the Special Committee unanimously (a) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Thorne and its stockholders; (b) determined that it is in the best interests of Thorne and its stockholders to enter into, and declared advisable, the Merger Agreement; (c) approved the execution and delivery by Thorne of the Merger Agreement, the performance by Thorne of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; (d) approved of the Support Agreements and the execution and delivery of the Support Agreement by Catterton Flagship and the relevant stockholders of Thorne; and (e) recommended that the Thorne Board approve and adopt the Merger Agreement and the Support Agreements.

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation — Certain Unaudited Prospective Financial Information” is amended and supplemented as follows:

The chart under the caption “Certain Unaudited Prospective Financial Information” following the words “The following table presents the Projections:” is amended and restated to read as follows:

($ millions) FYE December 31	FY2023B		FY2024F		FY2025F		FY2026F		FY2027F		FY2028F
Net Sales		$292.7		$394.7		$482.0		$593.8		$723.7		$832.5
Gross Profit		$153.5		$218.0		$275.0		$344.7		$423.9		$495.7
Operating Expense		($149.0)		($192.6)		($221.8)		($260.8)		($308.3)		($345.8)
Operating Income		$4.5		$25.4		$53.2		$83.9		$115.6		$149.8
Plus:
~~Adjustments (1)~~	~~$~~	~~27.6~~	~~$~~	~~26.0~~	~~$~~	~~27.7~~	~~$~~	~~20.9~~	~~$~~	~~20.9~~	~~$~~	~~21.9~~
Depreciation & Amortization		$7.5		$10.7		$11.1		$11.2		$13.3		$15.1
Other Income / (Expense)		$2.8		—		—		—		—		—
Stock-Based Compensation		$13.5		$15.3		$16.6		$9.7		$7.6		$6.8
Non-Cash Lease Expense		$2.0		—		—		—		—		—
One-Time Costs		$1.8		—		—		—		—		—
Adj. EBITDA		$32.1		$51.4		$81.0		$104.8		$136.5		$171.8

~~(1)~~	~~Includes depreciation and amortization, stock-based compensation, other income/(expense), non-cash lease expense, and one-time items.~~

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation — Opinion of Canaccord Genuity LLC — Summary of Financial Analyses — Selected Public Companies Analysis” is amended and supplemented as follows:

The second paragraph and accompanying chart under the caption “Summary of Financial Analyses — Selected Public Companies Analysis” is amended and restated to read as follows:

Using publicly available information obtained from filings with the SEC, the Capital IQ database, and other public sources, CG calculated for each selected public company the following ratios and multiples: (i) total enterprise value (calculated as the market value of common equity determined using the treasury stock method, plus debt, less cash), as a multiple of last-twelve-month (which we refer to as “LTM”) earnings before interest, taxes, depreciation and amortization, and stock-based compensation (which we refer to as “Adjusted EBITDA”); (ii) total enterprise value as a multiple of calendar year 2023 estimated Adjusted EBITDA based on third-party research analyst consensus estimates; and (iii) total enterprise value as a multiple of calendar year 2024 estimated Adjusted EBITDA based on third-party research analyst consensus estimates. The selected public companies and their total enterprise values (“TEV”) and applicable multiples as of August 25, 2023, as well as the corresponding metrics ~~multiples~~ for Thorne based on the closing price of the Shares on each of July 20, 2023 (the last trading day before market speculation regarding a potential transaction), and August 25, 2023, and information provided by Thorne management, were as follows (US$ in millions):

Selected Companies	TEV	TEV / LTM Adjusted EBITDA	TEV / CY2023E Adjusted EBITDA	TEV / CY2024E Adjusted EBITDA
Consumer Health & Wellness:
Nestlé S.A.	$369,310	16.5x	16.8x	15.3x
Kenvue Inc.	51,264	14.1x	13.3x	12.6x
Haleon plc	49,992	14.0x	14.1x	13.4x
Byhealth Co., Ltd.	3,912	12.6x	12.0x	10.7x
BellRing Brands, Inc.	6,214	19.4x	18.2x	16.2x
The Simply Good Foods Company	3,721	16.2x	14.6x	13.7x
Jamieson Wellness Inc.	1,022	10.4x	10.6x	9.1x
Digital Health:
Teladoc Health, Inc.	4,214	15.6x	13.6x	12.0x
Schrödinger, Inc.	1,933	NM	NM	NM
Hims & Hers Health, Inc.	1,276	NM	32.5x	18.5x
23andMe Holding Co.	198	NM	NM	NM
Thorne (as of July 20, 2023)	332	10.3x	11.4x	6.5x
Thorne (as of August 25, 2023)	507	15.8x	17.5x	9.9x

(1)	“NM” means “not meaningful” and denotes EBITDA multiples that are negative or greater than 50x.
(2)	Adjusted EBITDA for Thorne is calculated as Adjusted EBITDA excluding non-cash and one-time items and employee retention tax credit as provided by Thorne management.

The fourth paragraph under the caption “Summary of Financial Analyses — Selected Public Companies Analysis” is amended and restated to read as follows:

Based on its analysis and other considerations that CG deemed relevant in its experience and professional judgment, CG used these reference ranges of multiples and the adjusted EBITDA of Thorne (calculated as Adjusted EBITDA excluding non-cash and one-time items and employee retention tax credit as provided by Thorne management) to derive a range of implied total enterprise values for Thorne of $387.1 to $786.1 million and a range of implied equity values for Thorne of $377.3 to $776.3 million. The implied equity value was calculated by subtracting debt of $27.9 million and non-controlling interest of $1.4 million and adding cash and investments of $19.5 million as of June 30, 2023, in each case as provided by Thorne management and obtained from filings with the SEC, from the implied total enterprise value. CG also derived a range of implied per share equity values for Thorne (using the fully diluted shares of Thorne common stock of approximately 65.8 million determined using the treasury stock method as provided by Thorne management) which are summarized below:

Implied Price Per Share
TEV / LTM Adjusted EBITDA	$6.54 -7.82
TEV / 2023E Adjusted EBITDA	$5.74 -7.28
TEV / 2024E Adjusted EBITDA	$9.21 -11.80

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation –– Opinion of Canaccord Genuity LLC –– Summary of Financial Analyses –– Selected Precedent Transaction Analysis” is amended and supplemented as follows:

The second paragraph and accompanying chart under the caption “Summary of Financial Analyses — Selected Precedent Transaction Analysis” is amended and restated to read as follows:

Based on its review of the relevant metrics for each of the precedent transactions, CG calculated the multiples of implied total enterprise value to LTM Adjusted EBITDA for each of the target companies in the precedent transactions. For purposes of this analysis, CG utilized information regarding the precedent transactions obtained from filings with the SEC and other public sources. The selected precedent transactions and their implied TEV and applicable multiples, as well as the corresponding metrics ~~multiple~~ for the proposed transaction based on Thorne’s LTM adjusted EBITDA for the period ended June 30, 2023, as provided by Thorne management, were as follows (US$ in millions):

Announcement	Acquiror	Target	Implied TEV	TEV / LTM Adjusted EBITDA
July 2023	Sanofi S.A.	Quten Research Institute LLC	$1,400	NA
April 2023	Kirin Holdings Company, Limited	Blackmores Limited	1,241	23.1x
June 2022	Jamieson Wellness Inc.	Nutrawise Health & Beauty Corp.	210	10.0x
May 2022	Unilever plc	Nutraceutical Wellness LLC	NA	NA
February 2022	Nestlé S.A.	Orgain LLC	NA	NA
December 2021	Gryphon Investors Inc.	Metagenics, Inc.	NA	NA
April 2021	Nestlé S.A.	The Bountiful Company (core brands)	5,750	16.8x
December 2020	Alliance Pharma plc	Biogix, Inc.	110	15.7x
December 2020	Unilever plc	Smarty Pants Vitamins, Inc.	NA	NA
November 2020	Bayer AG	Noho Health, Inc.	225	NA
October 2020	Jarrow Formula, Inc.	Natrol, LLC	550	NA
June 2020	Nestlé S.A.	Vital Proteins LLC	NA	NA
April 2019	Unilever plc	Olly Public Benefit Corporation	NA	NA
April 2018	The Procter & Gamble Company	Merck KGaA (consumer health business)	4,200	19.5x
March 2018	The Clorox Company	Nutranext LLC	700	NA
December 2017	Nestlé S.A.	Atrium Innovations Inc.	2,300	NA
July 2017	KKR & Co. Inc.	The Natures Bounty Co.	NA	NA
May 2017	HGGC LLC	Nutraceutical International Corp.	446	9.2x
May 2016	The Clorox Company	Renew Life Formulas, Inc.	290	NA
September 2015	Biostime Healthy Australia Pty Ltd.	Swisse Wellness Pty Ltd.	1,199	10.2x
November 2013	Permira Advisers Ltd.	Atrium Innovations Inc.	1,036	10.8x
November 2012	Reckitt Benckiser Group plc	Schiff Nutrition International, Inc.	1,446	17.0x
August 2012	Church & Dwight Co., Inc.	Avid Health, Inc.	650	11.2x
		Proposed Transaction	681	21.2x

(1)	“NA” denotes ~~LTM Adjusted EBITDA~~ statistic not publicly available.
(2)	Adjusted EBITDA for Thorne is calculated as Adjusted EBITDA excluding non-cash and one-time items and employee retention tax credit as provided by Thorne management.

The third paragraph under the caption “Summary of Financial Analyses –– Selected Precedent Transaction Analysis” is amended and restated to read as follows:

CG selected a representative range of multiples derived from the first and third quartile data points for the precedent transactions of 10.4x to 17.0x based upon the application of its experience and professional judgment. Based on its analysis and other considerations that CG deemed relevant in its experience and professional judgment, CG used this reference range of multiples and the LTM adjusted EBITDA of Thorne (assumed for purposes of this analysis to be the LTM ended June 30, 2023, as provided by Thorne management) to derive a range of implied total enterprise values for Thorne of $332.9 to $545.2 million and a range of implied equity values for Thorne of $323.1 to $535.4 million. The implied equity value was calculated by subtracting debt of $27.9 million and non-controlling interest of $1.4 million and adding cash and investments of $19.5 million as of June 30, 2023, in each case as provided by Thorne management and obtained from filings with the SEC, from the implied total enterprise value. CG also derived a range of implied per share equity values for Thorne (using the fully diluted shares of Thorne common stock of approximately 65.8 million determined using the treasury stock method as provided by Thorne management) of $4.91 to $8.14.

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation –– Opinion of Canaccord Genuity LLC –– Summary of Financial Analyses –– Discounted Cash Flow Analysis” is amended and supplemented as follows:

The second paragraph under the caption “Summary of Financial Analyses — Discounted Cash Flow Analysis” is amended and restated to read as follows:

CG calculated the net present value of the unlevered free cash flows for Thorne for the six months ending December 31, 2023, and calendar years 2024 through 2028 and calculated terminal values in the year 2028 based on a terminal perpetual growth rate ranging from 2.0% to 3.5%. CG selected these terminal perpetual growth rates based upon the application of its experience and professional judgment. These values were discounted to net present values at a discount rate ranging from 11.0% to 15.0%, which range of discount rates was calculated utilizing the capital asset pricing model and inputs selected based upon the application of CG’s experience and professional judgment, to reflect Thorne’s estimated range of weighted average cost of capital. Based on this analysis, CG derived a range of implied total enterprise values for Thorne of $432.0 to $790.9 million and a range of implied equity values for Thorne of $422.2 to $781.1 million. The implied equity value was calculated by subtracting debt of $27.9 million and non-controlling interest of $1.4 million and adding cash and investments of $19.5 million as of June 30, 2023, and obtained from filings with the SEC, in each case as provided by Thorne management, from the implied total enterprise value. CG also derived a range of implied per share equity values for Thorne of $6.42 to $11.88 (using the fully diluted shares of Thorne common stock of approximately 65.8 million determined using the treasury stock method as provided by Thorne management), which range was based on the high and low data points from the analysis.

ITEM 8.	ADDITIONAL INFORMATION

The section of the Schedule 14D-9 entitled “Item 8. Additional Information –– Regulatory Approvals” is amended and supplemented as follows:

The paragraph under the caption “Regulatory Approvals” is amended and restated to read as follows:

Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) and the Federal Trade Commission (which we refer to as the “FTC”) and certain waiting period requirements have expired or been terminated. These requirements apply to Purchaser’s acquisition of the Shares in the Offer. Under the HSR Act, each of Thorne and L Catterton X Offshore, L.P. is required to file an HSR Filing with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Thorne and L Catterton X Offshore, L.P. each filed their respective HSR Act notification forms on September 11, 2023. ~~and we expect that the~~The 15-day waiting period ~~will expire~~expired at 11:59 p.m., Eastern time, on September 26, 2023~~, unless terminated early or otherwise extended~~. The expiration or termination of the waiting period (and any extension thereof) is a condition to the Offer.

The section of the Schedule 14D-9 entitled “Item 8. Additional Information” is amended and supplemented as follows:

New disclosure under the caption “Additional Information” is inserted following the last paragraph on page 50 as follows:

Litigation Related to the Merger

On September 19, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned O’Dell v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-08246. On September 20, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned Morgan v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-08342. On September 21, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the District of Delaware against Thorne and the members of the Thorne Board, captioned Taylor v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-01034. The complaints in this paragraph are referred to as the “Complaints.”

The Complaints assert claims against Thorne and the members of the Thorne Board under Section 14(a) of the Exchange Act for issuing Thorne’s Schedule 14D-9 with allegedly false and misleading statements of material facts and omissions of material facts and against the individual defendants under Section 20(a) of the Exchange Act for alleged “control person” liability with respect to such allegedly false and misleading statements of material facts and omissions of material facts. The allegations in the Complaints include that the Schedule 14D-9 omitted material information regarding Thorne’s financial projections, the analyses performed by CG, and potential conflicts of interest involving CG and alleged Thorne insiders. The Complaints seek, among other relief, to enjoin Thorne from proceeding with the Merger unless and until Thorne cures certain alleged disclosure deficiencies in the Schedule 14D-9, to recover damages, and an award of attorneys’ fees and costs.

Thorne has also received certain demand letters from purported stockholders of Thorne making similar assertions as the Complaints, including one demand letter seeking certain Thorne books and records under Delaware law (the “Letters”). Additional lawsuits arising out of the Offer and Merger may be filed in the future. No assurances can be made as to the outcome of such lawsuits, the Complaints or the Letters. However, in order to alleviate the costs, risks and uncertainties inherent in litigation, Thorne has provided the Supplemental Disclosures. The Supplemental Disclosures should not be regarded as an indication that any of Thorne, Parent, Purchaser or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. Rather, Thorne believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable laws and that the allegations contained in the Complaints and the Letters are without merit, and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THORNE HEALTHTECH, INC.

Date: October 5, 2023	By:	/s/ Paul Jacobson
Paul Jacobson Chief Executive Officer